                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*
                                              ---


                                DBT Online, Inc.
                            ------------------------
                                 Name of Issuer

                                  Common Stock
                             ---------------------
                         (Title of Class of Securities)

                                   233044 10 6
                               -----------------
                                  CUSIP Number





         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                                Page 1 of 5 pages



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CUSIP NO.    233044 10 6           SCHEDULE 13G        PAGE  2    OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hank E. Asher    ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,768,229 (1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,768,229 (1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,768,229 (1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          35.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G

                                  HANK E. ASHER


         1. Consists of 2,554,388 shares held individually by Hank E. Asher, 13,841 shares held by Asher Holdings, Inc., a Delaware corporation of which Hank E. Asher is a director, officer and the sole stockholder and 200,000 shares held by Asher Investment Partners, a limited partnership of which Hank E. Asher is the general partner and Asher Holdings, Inc. is the limited partner.




























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                                  SCHEDULE 13G

         Item 1. (a) Name of Issuer: DBT Online, Inc., a Pennsylvania corporation (the "Company")

                  (b)  Address of Issuer's Principal Executive Offices:
5550 W. Flamingo Road, Suite B-5, Las Vegas, Nevada 89103

         Item 2.  (a)  Name of Person Filing:  Hank E. Asher

                  (b)  Address of Principal Business Office or, if none,
Residence: DBT Online, Inc., 100 E. Sample Road, Suite 200, Pompano Beach, FL 33064

                  (c)  Citizenship:  United States of America

                  (d)  Title of Class of Securities: Common Stock

                  (e)  CUSIP Number:  233044 10 6
                       ------------

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b), check whether the person filing is a: N/A

         Item 4. Ownership. For information concerning the ownership of Common Stock of the Company by Mr. Asher, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

         Item 5.  Ownership of Five Percent or Less of a Class.  N/A

         Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

         Item 8.  Identification and Classification of Members of the Group. N/A

         Item 9.  Notice of Dissolution of Group.  N/A

         Item 10. Certification.  N/A





















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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            2/13/97
--------------------------------
Date



/s/ Hank E. Asher
--------------------------------
Name



Hank E. Asher
--------------------------------
Name


































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